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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 8)*

                           SMITHWAY MOTOR XPRESS CORP.
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                                (Name of Issuer)

                      Class A Common Stock, Par Value $.01
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                         (Title of Class of Securities)

                                    832653109
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                                 (CUSIP Number)

                                December 31, 2005
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                   Page 1 of 5

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CUSIP NO. 832653109               13G

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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Marlys L. Smith

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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
           Not applicable.
                                                                 (b) [ ]

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    3      SEC USE ONLY

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    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

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                                        5      SOLE VOTING POWER
             NUMBER OF
                                               1,903,856
              SHARES
                                     -------------------------------------------
           BENEFICIALLY                 6      SHARED VOTING POWER

             OWNED BY                          0

               EACH                  -------------------------------------------
                                        7      SOLE DISPOSITIVE POWER
             REPORTING
                                               2,093,856(1)
              PERSON
                                     -------------------------------------------
               WITH:                    8      SHARED DISPOSITIVE POWER

                                               0

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    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,093,856(1)

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   10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           42.4%(2)

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   12      TYPE OF REPORTING PERSON*

           IN
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(1) All shares are held directly by Marlys L. Smith, with the exception of
45,024 shares of Class A Common Stock allocated to the account of Marlys Smith under the Company's 401(k) Plan and 190,000 shares of Class A Common Stock registered in the name of Melissa Turner, as voting trustee, for the Smith Family Limited Partnership, beneficial ownership of which is disclaimed.

                                  Page 2 of 5

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ITEM 1.

        (a)  Name of Issuer

             Smithway Motor Xpress Corp.

        (b)  Address of Issuer's Principal Executive Offices

             2031 Quail Ave.
             Fort Dodge, IA 50501

ITEM 2.

        (a)  Name of Person Filing
             Marlys L. Smith

        (b) Address of Principal Business Office or, if none, Residence 2031 Quail Ave.
             Fort Dodge, IA 50501

        (c)  Citizenship
             United States of America

        (d)  Title of Class of Securities
             Class A Common Stock, $.01 par value(2)

        (e)  CUSIP Number
             832653109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Sections 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)  [ ]  Broker or dealer registered under section 15 of the Act.

        (b)  [ ]  Bank as defined in section 3(a)(6) of the Act.

        (c)  [ ]  Insurance company as defined in section 3(a)(19) of the Act.

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

        (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

        (f)  [ ]  An employee benefit plan or endowment fund in accordance with
                  Section 240.13d-1(b)(1)(ii)(F).

        (g)  [ ]  A parent holding company or control person in accordance with
                  Section 240.13d-1(b)(1)(ii)(G).

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

        (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J). Not applicable.

----------
(2) The Company has both Class A and Class B Common Stock. The Class A Common Stock has one vote per share. The Class B Common Stock, which is not registered under Section 12 of the Securities Exchange Act of 1934, has two votes per share while beneficially owned by Mrs. Smith or members of her immediate family, and is convertible into the same number of shares of Class A Common Stock (a) at any time at the election of the holder and (b) automatically upon transfer to any person other than Mrs. Smith or members of her immediate family. As of October 28, 2005, there were 3,936,624 shares of Class A Common Stock and 1,000,000 shares of Class B Common Stock outstanding. The percentage indicated is based upon 4,936,624 shares outstanding, which includes the 1,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock. As a result of the two class structure, as of October 28, 2005, the Reporting Person controlled stock possessing approximately 52.1% of the voting power of all outstanding Company stock.

                                  Page 3 of 5

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ITEM 4. OWNERSHIP

        (a)  Amount Beneficially Owned

             2,093,856(1)

        (b)  Percent of Class

             42.4%(2)

        (c)  Number of shares as to which such person has:

             (i)   Sole power to vote or to direct the vote

                   1,903,856

             (ii)  Shared power to vote or to direct the vote

                   0

             (iii) Sole power to dispose or to direct the disposition of

                   2,093,856

             (iv)  Shared power to dispose or to direct the disposition of

                   0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction. Dissolution of a group requires a response to this item.

      Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

      Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

      Not applicable.

                                  Page 4 of 5

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ITEM 10. CERTIFICATION

      The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    February 14, 2006
                                         --------------------------------------
                                                           Date

                                                   /s/ Marlys L. Smith
                                         --------------------------------------
                                                         Signature

                                                     Marlys L. Smith
                                         --------------------------------------
                                                        Name/Title

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                  Page 5 of 5